UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 10, 2023

POWERFLEET, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39080	83-4366463
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

123 Tice Boulevard, Woodcliff Lake, New Jersey	07677
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (201) 996-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PWFL	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Transaction Overview

On October 10, 2023, PowerFleet, Inc., a Delaware corporation (the “Company”), entered into an Implementation Agreement (the “Agreement”), by and among the Company, Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and a wholly owned subsidiary of the Company (“Powerfleet Sub”), and MiX Telematics Limited, a public company incorporated under the laws of the Republic of South Africa (“MiX Telematics”), pursuant to which, subject to the terms and conditions thereof, Powerfleet Sub will acquire all of the issued ordinary shares of MiX Telematics, including the ordinary shares represented by the Company’s American Depositary Shares (“MiX Ordinary Shares”) through the implementation of a scheme of arrangement (the “Scheme”) in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008 (the “Companies Act”), in exchange for shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), as described below. As a result of the transactions, including the Scheme, contemplated by the Agreement (the “Transactions”), MiX Telematics will become an indirect, wholly owned subsidiary of the Company.

The implementation of the Scheme will result in the delisting of the MiX Ordinary Shares from the Johannesburg Stock Exchange (the “JSE”) and the delisting of the MiX Telematics American Depositary Shares, each representing 25 MiX Ordinary Shares (“MiX ADSs”), from the New York Stock Exchange. The Company Common Stock will continue to be listed on The Nasdaq Global Market (“Nasdaq”) and will additionally be listed on the JSE by way of a secondary inward listing (the “Company Secondary Listing”).

Prior to execution of the Agreement, the Company’s board of directors (the “Company Board”) (i) determined that the Agreement and the Transactions, including the Scheme, are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved the Agreement and the Transactions, including the Scheme, (iii) recommended to the stockholders of the Company that such holders approve the issuance of Scheme Consideration Shares (as defined below), (iv) approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of shares of Company Common Stock authorized for issuance thereunder to 175 million (the “Charter Amendment”) and recommended to the stockholders of the Company that such holders adopt and approve the Charter Amendment, and (v) directed that the proposals to approve and adopt the issuance of the Scheme Consideration Shares and the Charter Amendment be submitted to the Company’s stockholders for approval at a duly held meeting of such stockholders for such purpose.

The Implementation Agreement

Scheme Consideration

On the implementation date of the Scheme (the “Scheme Implementation Date”), the holders of record of MiX Ordinary Shares, who are registered as such in MiX Telematics’ securities register as of the applicable record date for purposes of the listing requirements of the JSE (the “Scheme Record Date”), will exchange 100% of the issued MiX Ordinary Shares as of the Scheme Record Date, excluding treasury shares and any MiX Ordinary Shares held by any shareholder of MiX Telematics that has validly exercised its appraisal rights with respect to the Scheme, in exchange for consideration consisting of 0.12762 shares of Company Common Stock for each MiX Ordinary Share (and in the case of holders of MiX ADSs, 3.19056 shares of Company Common Stock for each MiX ADS) (the “Scheme Consideration” and the shares of Company Common Stock to be issued as the Scheme Consideration, the “Scheme Consideration Shares”). Any entitlements to fractions of shares of Company Common Stock that otherwise would be issuable pursuant to the Scheme will be rounded down to the nearest whole number of shares and a cash payment will be made for any fractional shares resulting from such rounding.

The implementation of the Scheme and the issuance of the Scheme Consideration Shares is expected to result in current securityholders of MiX Telematics (including holders of MiX ADSs) and current securityholders of the Company owning approximately 65.5% and 34.5%, respectively, of the outstanding shares of Company Common Stock on a fully diluted basis immediately following the Scheme Implementation Date.

In addition, on the Scheme Implementation Date, the Company will assume MiX Telematics’ equity compensation plans (each, an “Assumed Company Equity Plan”), each of which will be amended as necessary to reflect such assumption.

In connection with such assumption, (i) each award of options to purchase MiX Ordinary Shares (each, a “MiX Option”) that is outstanding immediately prior to the Scheme Implementation Date, whether or not vested or exercisable, will be assumed by the Company and will have the same terms and conditions as were applicable to such MiX Option immediately prior to the Scheme Implementation Date, except that it will represent the right to purchase that number of shares of Company Common Stock equal to the product obtained by multiplying (x) the number of MiX Ordinary Shares underlying such MiX Option immediately prior to the Scheme Implementation Date by (y) the per share Scheme Consideration (rounded down to the nearest whole number of shares), with a per-share exercise price equal to the quotient obtained by dividing (A) the exercise price per MiX Ordinary Share subject to such MiX Option immediately prior to the Scheme Implementation Date by (B) the per share Scheme Consideration (rounded up to the nearest whole cent), (ii) each award of restricted stock units of MiX Telematics (each, a “MiX RSU”) that is outstanding and vested immediately prior to the Scheme Implementation Date will be cancelled in exchange for the right to receive the Scheme Consideration, and each MiX RSU that is outstanding and unvested immediately prior to the Scheme Implementation Date (an “Unvested MiX RSU”) will be assumed by the Company and will have the same terms and conditions as were applicable to such Unvested MiX RSU immediately prior to the Scheme Implementation Date, except that it will represent the right to receive that number of shares of Company Common Stock equal to the product obtained by multiplying (x) the number of MiX Ordinary Shares underlying such Unvested MiX RSU immediately prior to the Scheme Implementation Date by (y) the per share Scheme Consideration (rounded down to the nearest whole number of shares), and (iii) each award of stock appreciation rights with respect to MiX Ordinary Shares (each, a “MiX SAR”) that is outstanding immediately prior to the Scheme Implementation Date, whether or not vested or exercisable, will be assumed by the Company and will have the same terms and conditions as were applicable to such MiX SAR immediately prior to the Scheme Implementation Date, except that it will constitute a stock appreciation right with respect to the number of shares of Company Common Stock determined by multiplying (x) the number of MiX Ordinary Shares subject to such MiX SAR immediately prior to the Scheme Implementation Date by (x) the per share Scheme Consideration (rounded down to the nearest whole number of shares), and any per-share exercise price will equal the quotient obtained by dividing (A) the exercise price per MiX Ordinary Share subject to such MiX SAR immediately prior to the Scheme Implementation Date by (B) the per share Scheme Consideration (rounded up to the nearest one hundredth of a cent).

Following the Scheme Implementation Date, no holder of a MiX Option, MiX RSU, MiX SAR or any participant in an employee benefit arrangement of MiX Telematics or any of its subsidiaries or under any employment agreement, will have any right to acquire any share capital or other equity interests (including any “phantom” stock or stock appreciation rights) in MiX Telematics or its subsidiaries.

Governance

The Agreement provides that, following the Scheme Implementation Date, the board of directors of the Company (“Post-Closing Company Board”) will be comprised as follows (i) two directors to be designated by the current Company Board, which will be Michael Brodsky, the current Chairman of the Company Board and Steve Towe, the current CEO of the Company, (ii) two directors designated by the current board of directors of MiX Telematics (the “MiX Board”), one of which will be Ian Jacobs, the current Chairman of the MiX Board, and (iii) any additional directors as mutually agreed upon by the Company and MiX Telematics, each of which must be “independent” within the meaning of the corporate governance standards of The Nasdaq Stock Exchange. Mr. Brodsky will serve as the Chairman of the Post-Closing Company Board.

The Agreement also provides that Steve Towe will remain Chief Executive Officer of the Company and David Wilson will remain the Chief Financial Officer of the Company following the Scheme Implementation Date.

Representations, Covenants and Conditions to Closing

Each of the Company, Powerfleet Sub and MiX Telematics has made customary representations and warranties in the Agreement and has agreed to customary covenants regarding the operation of their respective businesses prior to the Scheme Implementation Date.

Each of the Company and MiX Telematics is subject to customary restrictions on its ability to (A) solicit or facilitate proposals from third parties with respect to transactions involving the sale of each company (an “Acquisition Proposal”) or (B) provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to an Acquisition Proposal, subject to requirements of applicable law.

Implementation of the Scheme is subject to customary closing conditions, including, without limitation, (i) absence of certain legal impediments, (ii) effectiveness of a registration statement on Form S-4 relating to the Transactions, (iii) registration under the Companies Act, and approval by the JSE, of a prospectus to be issued in South Africa relating to the Transactions, (iv) receipt of required regulatory approvals, including the issuance by the South African Takeover Regulation Panel of a compliance certificate in respect of the Scheme, approval of applicable competition authorities to implement the Scheme, approval of the JSE with respect to the Scheme and the delisting of MiX Ordinary Shares from the JSE, and approval of the South African Reserve Bank as required under South African Exchange Control Regulations in respect of the Scheme, (v) receipt of approvals of applicable regulatory authorities for distribution of a scheme circular to MiX Telematics’ shareholders, (vi) receipt by MiX Telematics of a final fair and reasonable opinion of an independent expert, as required by the Companies Act, (vii) approval by MiX Telematics’ shareholders of the Scheme (the “MiX Shareholder Approval”), (viii) approval by the Company’s stockholders of the issuance of the Scheme Consideration Shares and the adoption and approval of the Charter Amendment (“Company Stockholder Approval”), (ix) receipt of required JSE approvals for the Company Secondary Listing, (x) approval for listing on Nasdaq and the JSE of the Scheme Consideration Shares, and (xi) closing of debt and/or equity financing (the “Financing”) in an amount sufficient to provide for the redemption in full of all outstanding shares of the Company’s Series A Convertible Preferred Stock.

Termination

The Agreement contains certain termination rights of the Company and of MiX Telematics, including, among others, the right of each party to terminate if the Scheme has not been implemented on or prior to March 31, 2024 (the “Outside Date”). If the Agreement is terminated under certain circumstances, subject to the terms of the Agreement, including, among others, (i) if (A) (I) MiX Shareholder Approval is not obtained at a meeting of MiX Telematics’ shareholders duly convened therefor or at any adjournment or postponement thereof, or the Scheme has not been implemented on or prior to the Outside Date, or upon a breach by MiX Telematics of its “no-shop” obligations or obligation to hold a shareholder meeting and solicit the required shareholder approval and (II) an Acquisition Proposal is received by MiX Telematics at or prior to such termination, and within 12 months after such termination, MiX Telematics or any of its affiliates enters into a definitive agreement with respect to or consummates any Acquisition Proposal, or (B) MiX Telematics determines to enter into an agreement for a superior Acquisition Proposal, the Company may be entitled to a termination fee in the amount equal to the lesser of (x) $1,500,000 and (y) an amount equal to 1% of the value of the Scheme Consideration Shares immediately prior to such fee becoming due, and (ii) (A)(I) Company Stockholder Approval is not obtained at a meeting of the Company’s stockholders duly convened therefor or at any adjournment or postponement thereof, or the Scheme has not been implemented on or prior to the Outside Date, or upon a breach by the Company of its “no-shop” obligations or obligation to hold a stockholder meeting and solicit the required stockholder approval and (II) an Acquisition Proposal is received by the Company at or prior to such termination, and within 12 months after such termination, the Company or any of its affiliates enters into a definitive agreement with respect to or consummates any Acquisition Proposal, or (B) the Company determines to enter into an agreement for a superior Acquisition Proposal, the Company may be required to pay a termination fee in the amount equal to the lesser of (x) $1,500,000 and (y) an amount equal to 1% of the value of the Scheme Consideration Shares immediately prior to such fee becoming due.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein.

Important Note

The representations, warranties and covenants contained in the Agreement described above were made only for purposes of the Agreement and as of the specified dates set forth therein, were solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company or MiX Telematics or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the Transactions, on October 9, 2023, the compensation committee of the Company Board (the “Compensation Committee”) approved (i) one-time cash bonus payments in the amount of $1,700,000 to Steve Towe, the Company’s Chief Executive Officer, and up to $350,000 to David Wilson, the Company’s Chief Financial Officer, respectively, and (ii) the acceleration of vesting of unvested restricted stock and stock option awards with time-based vesting conditions that are outstanding under the Company’s equity incentive plans (including any inducement awards with time-based vesting). Payment of the one-time cash bonuses and the acceleration of vesting of equity awards are each subject to and conditioned upon the closing of the Transactions.

Item 7.01.	Regulation FD Disclosure.

On October 10, 2023, the Company and MiX Telematics will be participating in a conference call with investors to discuss the Transaction. A copy of the prepared remarks for such conference call are being furnished as Exhibit 99.1 hereto.

In addition, an investor presentation containing additional information relating to the Transactions is being furnished as Exhibit 99.2 hereto.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, nor shall such information be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act or the Exchange Act, except as otherwise stated in such filing.

Item 8.01	Other Events.

On October 10, 2023, the Company and Mix Telematics issued a press release and Firm Intention Announcement (“FIA”), announcing the execution of the Agreement and the Transaction. The full text of the press release and FIA, copies of which are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Transactions, the Company and MiX Telematics intend to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the Company and MiX Telematics and a prospectus of the Company.

Additionally, MiX Telematics intends to prepare a scheme circular for MiX Telematics shareholders in accordance with the Companies Act and the JSE’s listings requirements with respect to a shareholder meeting at which MiX Telematics shareholders will be asked to vote on the Scheme. The scheme circular will be issued to MiX Telematics shareholders together with the joint proxy statement/prospectus. Any holder of MiX Ordinary Shares through an intermediary such as a broker/dealer or clearing agency or MiX ADSs should consult with their intermediary or The Bank of New York Mellon, the depositary for the MiX ADSs, as applicable, about how to obtain information on the MiX Telematics shareholder meeting.

After the Company’s registration statement on Form S-4 has been filed and declared effective by the SEC, the Company will send a definitive proxy statement/prospectus to its stockholders entitled to vote at the meeting relating to the Transactions, and MiX Telematics will send the scheme circular, together with the definitive proxy statement/prospectus, to its shareholders entitled to vote at the meeting relating to the Transactions. The Company and MiX Telematics may file other relevant materials with the SEC in connection with the Transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN), THE SCHEME CIRCULAR AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about the Company and MiX Telematics once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. The Company and MiX Telematics will make available copies of materials they file with, or furnish to, the SEC free of charge at https://ir.powerfleet.com and http://investor.mixtelematics.com, respectively.

No Offer or Solicitation

This report shall not constitute an offer to buy or sell any securities, or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, MiX Telematics and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the Company’s stockholders and MiX Telematics’ shareholders in connection with the Transactions. Securityholders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023, its amended Annual Report on Form 10-K/A for the year ended December 31, 2022, which was filed with the SEC on May 1, 2023, and its definitive proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on June 21, 2023. Securityholders may obtain information regarding the names, affiliations and interests of MiX Telematics’ directors and executive officers in its Annual Report on Form 10-K for the year ended March 31, 2023, which was filed with the SEC on June 22, 2023, and its definitive proxy statement for its 2023 annual general meeting of shareholders, which was filed with the SEC on July 28, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus, the scheme circular and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus and the scheme circular carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or MiX Telematics using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of federal securities laws. The Company’s, MiX Telematics’ and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the parties’ expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to, risks related to: (i) the completion of the Transactions in the anticipated timeframe or at all; (ii) the satisfaction of the closing conditions to the Transactions including, but not limited to the ability to obtain approval of the stockholders of the Company and shareholders of MiX Telematics and the ability to obtain the Financing; (iii) the failure to obtain necessary regulatory approvals; (iv) the ability to realize the anticipated benefits of the Transactions; (v) the ability to successfully integrate the businesses; (vi) disruption from the Transactions making it more difficult to maintain business and operational relationships; (vii) the negative effects of the announcement of the Transactions or the consummation of the Transactions on the market price of MiX Telematics’ or the Company’s securities; (viii) significant transaction costs and unknown liabilities; (ix) litigation or regulatory actions related to the Transactions; and (x) such other factors as are set forth in the periodic reports filed by MiX Telematics and the Company with the SEC, including but not limited to those described under the heading “Risk Factors” in their annual reports on Form 10-K, quarterly reports on Form 10-Q and any other filings made with the SEC from time to time, which are available via the SEC’s website at http://www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

The forward-looking statements included in this report are made only as of the date of this report, and except as otherwise required by applicable securities law, neither MiX Telematics nor the Company assume any obligation nor do they intend to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Implementation Agreement, dated October 10, 2023, by and among PowerFleet, Inc., Main Street 2000 Proprietary Limited and MiX Telematics Limited.
99.1	Prepared remarks for conference call on October 10, 2023.
99.2	Investor presentation dated October 10, 2023.
99.3	Press release, dated October 10, 2023.
99.4	Firm Intention Announcement, dated October 10, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* We have omitted certain schedules and exhibits to this agreement in accordance with Item 601(a)(5) of Regulation S-K, and we will supplementally furnish a copy of any omitted schedule and/or exhibit to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERFLEET, INC.

	By:	/s/ David Wilson
	Name:	David Wilson
	Title:	Chief Financial Officer

Date: October 10, 2023